Exhibit 99.3

LEHMAN BROTHERS

October 6, 2007

Board of Directors
Saifun Semiconductors, Ltd.
6 Aric Regev Street
Sappir Industrial Park
Netanya, 42504
Israel

Members of the Board of Directors:

        We understand that Saifun Semiconductors Ltd. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Spansion Inc. (“Spansion”) pursuant to which, among other things, (i) Atlantic Star Merger Sub Ltd., an indirect wholly owned subsidiary of Spansion (“Merger Sub”), will merge with and into the Company by way of a court approved arrangement between the Company and its shareholders and creditors in accordance with the Companies Law of the State of Israel following which Merger Sub will cease to exist and the Company will become an indirect wholly owned subsidiary of Spansion; (ii) immediately prior to the effectiveness of the merger (the “Effective Time”), the Company will pay a cash distribution equal to $158,296,472 in the aggregate to all holders of record of ordinary shares of the Company (the “Company Shares”) as of immediately prior to the Effective Time pro rata in accordance with their holdings of the Company Shares; and (iii) each Company Share issued and outstanding immediately prior to the Effective Time (other than any Company Shares owned by directly or indirectly by the Company or any dormant shares (menayot redumof) of the Company) shall automatically become owned by Spansion and represent solely the right to receive 0.7429 of a share of common stock of Spansion (the “Spansion Stock”), subject to adjustment as set forth in the Agreement (as defined below). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger and Reorganization by and among Spansion, Merger Sub and the Company dated as of October 7, 2007 (the “Agreement”).

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s shareholders of the consideration to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and Spansion that we believe to be relevant to our analysis, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and Quarterly Reports on Form 6-K for the fiscal quarters ended June 30, 2007 and March 31, 2007 for the Company and the Annual Report on Form 10-fC for the fiscal year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 2007 and July 1, 2007 for Spansion, (3) financial and operating information with respect to the business, operations and prospects of the Company and Spansion furnished to us by the Company and Spansion, respectively, including financial projections of the Company prepared by management of the Company and financial projections of Spansion prepared by the management of Spansion, (4) published estimates of independent research analysts with respect to the future financial performance of the Company and Spansion, (5) a trading history of Company Shares and Spansion Stock from October 5, 2006 to October 5, 2007 and a comparison of those trading histories with each other and with those of other companies that we deemed relevant, (6) a comparison of the histoncal financial results and present financial condition of the Company and Spansion with each other and with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (8) the relative contributions of the Company and Spansion to the future financial position of the combined company on a pro forma basis, (9) the potential pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including the potential effect on Spansion’s earnings per share and cash balances, (10) the Company’s reliance on Spansion as its sole licensee and principal customer and the lack of alternative strategic options available to the Company and (11) the heightened shareholder approval thresholds required under Israeli corporate law in connection with the Proposed Transaction. In addition, we have had discussions with the managements of the Company and Spansion concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of managements of the Company and Spansion that they arc not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and Spansion, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Spansion as to the future financial performance of the Company and Spansion, respectively, and that the Company and Spansion will perform substantially in accordance with such projections. However for the purpose of our analysis, we performed sensitivity analyses on the financial projections of the Company to reflect more conservative assumptions regarding the growth of the Company’s customer base. Such adjusted projections were prepared and discussed with the management of the Company and they have agreed to our use of such sensitized projections in performing our analysis. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Spansion and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Spansion, including their respective intellectual property portfolios. We have further assumed, upon advice of the Company and its legal advisors, that all material governmental, regulatory or other consents or approvals necessary for the consummation of the Proposed Transaction will be obtained within the constraints contemplated by the Agreement. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        Additionally, we express no opinion as to the prices at which shares of Spansion Stock will trade at any time following the announcement of the Proposed Transaction or the consummation of the Proposed Transaction. This opinion should not be viewed as providing any assurance that the market value of the shares of Spansion Stock to be held by the shareholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the Company Shares owned by such shareholders (taking into account the value of the cash distributions made in respect of the Proposed Transaction) at any time prior to announcement or consummation of the Proposed Transaction.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Proposed Transaction is fair to such shareholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon delivery of this opinion and the remainder of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and Spansion in the past, and expect to provide such services in the future, and have received, and expect to receive, customary compensation for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company and the equity and debt securities and loans of Spansion for our own account and for the accounts of our customers and, accordingly, may at anytime hold a long or short position in such securities or loans.

        This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours LEHMAN BROTHERS